

Victor Sinow • 3rd

Principal Designer

Fresno, California

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 **Navitas Semiconductor**

 **Massachusetts Institute of Technology**

 **See contact info**

 **442 connections**

Analog and mixed signal integrated circuit design, including high voltage - hand analysis, simulation, and bench verification. Power systems, power converters (iso/non-iso; resonant/hard-switched), and power devices. Silicon and compound semiconductor physics, including heterostructure devices. E...

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Experience



Principal Designer
Navitas Semiconductor
Nov 2017 – Present • 6 mos
El Segundo, CA



Director
VooDoo Spirits, Inc.
Jan 2018 – Present • 4 mos



Director of Power Systems
FINsix Corporation
Mar 2012 – Oct 2017 • 5 yrs 8 mos
Menlo Park, CA

DIRECTOR OF POWER SYSTEMS (May 2015 - October 2017)
◼ Director of the power engineering group.

PRINCIPAL ENGINEER (July 2014 - April 2015)
◼ Pushing the boundaries of power electronics.

SENIOR DESIGNER (March 2012 - June 2014)
◼ Making power small, smart, and connected.



Integrated Circuit Design Engineer
Texas Instruments
Jun 2006 – Feb 2012 • 5 yrs 9 mos

management applications.
◼ Examples include primary side control circuits for LED light bulbs, primary and secondary side control ICs for resonant, quasi-resonant, and hard switched AC/DC and DC/DC converters, power factor correction ICs, and stand-alone gate drivers.

INTEGRATED CIRCUIT DESIGN INTERN (June 2008 - December 2008)
◼ Designed an integrated secondary side synchronous rectification controller aimed at the LLC converter topology.
◼ This was my Master's thesis project completed in conjunction with the Laboratory for Electromagnetic and Electronic Systems at MIT.

ENGINEERING INTERN (June 2006 - September 2007)
◼ Worked on creating various behavioral SPICE models for TI products that customers can use in their systems level simulations to aid in their design efforts.
◼ Wrote testing and sideband frequency suppression software for a wireless base station front-end evaluation module.



Electromagnetic and Electronic Systems Lab
MIT
Jan 2007 – Dec 2008 • 2 yrs

Designed circuit blocks and SPICE models for a multi-purpose discrete power controller - the hope is to use this controller to teach students transistor level power integrated circuit design concepts in a hands on laboratory course.

Education



Massachusetts Institute of Technology
M.Eng, Electrical Sceince and Engineering
2008 – 2009

Thesis Title: Integrated Circuit Control of Resonant and Hard Switched dc/dc Converters for Industrial and Educational Applications



Massachusetts Institute of Technology
S.B, Electrical Science and Engineering
2004 – 2008
Activities and Societies: Beta Theta Pi, President; MIT Varsity Sailing

Skills & Endorsements

Mixed Signal · 10

Endorsed by **David Grant, who is highly skilled at this**

Endorsed by **4 of Victor's colleagues at FINsix Corporation**

Integrated Circuit Design · 9

Endorsed by **David Grant, who is highly skilled at this**

Endorsed by **4 of Victor's colleagues at FINsix Corporation**

Electronics · 8
David Schaezler and 7 connections have given endorsements for this skill

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